Filed Pursuant to Rule 433

Registration No. 333-223828

Motorola Solutions, Inc.

$900,000,000 2.300% Senior Notes due 2030

Final Term Sheet

Issuer:	Motorola Solutions, Inc.
Title of Security:	2.300% Senior Notes due 2030
Ratings:	Baa3/BBB-/BBB-
Trade Date:	August 10, 2020
Settlement Date:

August 14, 2020 (T+4)

We expect that delivery of the notes will be made on or about August 14, 2020 which will be on or about the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in “T+4”, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

Aggregate Principal Amount:	$900,000,000
Maturity Date:	November 15, 2030
Coupon:	2.300%
Benchmark Treasury:	0.625% due May 15, 2030
Benchmark Treasury Price and Yield:	100-16;0.572%
Spread to Benchmark Treasury:	T + 175 basis points
Yield to Maturity:	2.322%
Issue Price:	99.802% of principal amount
Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, commencing November 15, 2020
Optional Redemption:

At any time prior to August 15, 2030 (three months prior to the stated maturity of the notes), at the greater of a price of 100% or at a discount rate of Treasury plus 30 basis points

On or after August 15, 2030 (three months prior to the stated maturity of the notes), at a price of 100%

CUSIP:	620076 BT5
ISIN:	US620076BT59
Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Co-Managers:	BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
ICBC Standard Bank Plc
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Santander Investment Securities Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
BTIG, LLC
Loop Capital Markets LLC
Siebert Williams Shank & Co., LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in addition to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at (800) 503-4611 or Goldman Sachs & Co. LLC at (866) 471-2526.

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